

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2018

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

      Re: CLOUDCOMMERCE, INC.
      Form 10-K for the Transition Period From July 1, 2017 to
      December 31, 2017
      Filed April 13, 2018
      Form 8-K Filed August 2, 2017
      Form 8-K Filed November 17, 2017
      File No. 000-13215

Dear Mr. Boden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed November 17, 2017

Item 9,01 Financial Statements and Exhibits, page 3

1. Please tell us if you plan to amend to include financial statements and pro forma financial information required by Item 9.01(a) and (b) of Form 8-K. In addition, please show us your significance tests. Refer to Rule 8-04 of Regulation S-X.

Form 8-K Filed August 2, 2017

Item 9.01 Financial Statements and Exhibits, page 6

2.   Please tell us when you plan to file the audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses for the acquisition of Parscale Creative, Inc. as indicated in your letter to the Division of Corporation's Office of the Chief Accountant dated August 14, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Andrew Van Noy